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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           SUPER FOOD SERVICES, INC.

                           (Name of Subject Company)

                           SUPER FOOD SERVICES, INC.

                      (Name of Person(s) Filing Statement)

                    Common Shares, $1.00 Par Value Per Share

                         (Title of Class of Securities)

                            ------------------------
                                  867 884 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                JOHN DEMOS, ESQ.

                         Secretary and General Counsel

                           Super Food Services, Inc.

                              3233 Newmark Drive,

                               Dayton, Ohio 45342

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                             J. MICHAEL HERR, ESQ.

                           Thompson Hine & Flory LLP

                          2000 Courthouse Plaza, N.E.

                            Dayton, Ohio 45401-8801

                                 (937) 443-6600

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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The subject company, Super Food Services, Inc., is a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 3233 Newmark Drive, Dayton, Ohio 45342. The title of the class of equity securities to which this statement relates is the Common Shares, par value $1.00 per share (the "Shares"), of the Company and the preferred share purchase rights associated therewith.

ITEM 2.  TENDER OFFER OF THE BIDDER

    This statement relates to the tender offer made by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Nash-Finch Company, a Delaware corporation (the "Parent"), pursuant to an Agreement and Plan of Merger among the Company, Parent and Purchaser dated October 8, 1996 (the "Merger Agreement"). The Merger Agreement provides for: (i) a tender offer to purchase all the issued and outstanding Shares and the preferred share purchase rights associated therewith at a price of $15.50 per share, net to the seller in cash (the "Offer") and (ii) the subsequent merger of the Purchaser into the Company (the "Merger") in a transaction in which each then issued and outstanding Share (other than Shares held by the Parent or Purchaser or any subsidiary of the Parent or Purchaser and by the Company as treasury stock, and Dissenting Shares (as defined in the Merger Agreement)) will be converted automatically into the right to receive $15.50 in cash without interest (the "Merger Consideration"). A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. According to the Tender Offer Statement on Schedule 14D-1, dated October 9, 1996, filed by the Purchaser and Parent with the Commission on October 9, 1996 (the "Schedule 14D-1"), the address of the principal executive offices of the Purchaser and the Parent is 7600 France Avenue South, Edina, Minnesota 55435.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company and its directors, officers or affiliates is described below.

THE MERGER AGREEMENT

    The summary of the Merger Agreement contained in the Schedule 14D-1 is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summaries contain portions of the Merger Agreement which relate to arrangements among the Company, Parent, Purchaser and the Company's executive officers and directors. The summary of the Merger Agreement contained in the Schedule 14D-1 and the following summary are qualified in their entirety by reference to the Merger Agreement.

    BOARD REPRESENTATION

    In the Merger Agreement, the Company has agreed that promptly upon the purchase by the Parent, Purchaser or their affiliates of at least a majority of the total outstanding Shares, and from time to time thereafter, the Parent and Purchaser or their affiliates shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Parent and Purchaser representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on such Board multiplied by the percentage of the total of outstanding Shares that are owned by the Parent, Purchaser or any of their affiliates, including Shares accepted for payment pursuant to the Offer. From and after the time that the Parent's designees constitute a majority of the Company's Board of Directors, any amendment or termination of the Merger Agreement or any other action by the Company under the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement ("Continuing Directors"). In addition, prior to the effective time of the Merger, there shall be at least three Continuing Directors on the Company's Board of Directors. The
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Company's obligation to appoint the Parent's and the Purchaser's designees to the Company's Board of Directors is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its stockholders an Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

AMENDMENT TO THE RIGHTS AGREEMENT

    On January 27, 1989, the Company's Board of Directors entered into a Rights Agreement with Chase Manhattan Bank, N.A. (the "Rights Agreement") and authorized and declared a dividend of one Preferred Share Purchase Right ("Right") on each outstanding Share. By reason of a 50% stock dividend on the Shares distributed on December 15, 1989, the number of Rights associated with each outstanding Share was reduced to two-thirds of a Right instead of one Right. Two-thirds of a Right will be issued with each Share that becomes outstanding prior to the time the Rights become exercisable or expire. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Junior Participating Preferred Stock (the "Preferred Stock") at an exercise price of $100. The Rights may not be exercised until ten days after (i) a public announcement that a person or group acquired or obtained the right to acquire 20% or more of the Shares or (ii) commencement or public announcement of an offer for 20% or more of the Shares. These Rights may cause substantial ownership dilution to a person or group who attempts to acquire the Company without approval of the Company's Board of Directors. The Rights, which do not have any voting privileges, expire on January 26, 1999, and may be redeemed by the Company at a price of $0.02 per Right at any time prior to a person's or group's acquisition of 20% or more of the Company's Common Shares. The Preferred Stock may not be redeemed and may be subordinate to other series of the Company's preferred stock designated in the future.

    The Rights Agreement provides that, with certain exceptions, in the event that the Company is acquired in a merger or other business combination transaction, provision will be made so that each holder of a Right will be entitled to buy the number of Shares of the surviving company, which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group owning 20% or more of the Shares (except pursuant to an offer for all outstanding Shares that the independent directors determine, after receiving advice from a nationally recognized investment banking firm, to be fair to and in the best interests of the Company and its stockholders) combines with the Company in a merger in which the Company survives and its Shares are not changed, each holder of a Right (except rights held by the 20% owner) will be entitled to buy the number of Shares of the Company which at the time of the transaction have a value equal to two times the exercise price of the Right. On October 8, 1996, the independent directors made the determination that the Offer and Merger were fair to and in the best interests of the Company and its stockholders. The Rights Agreement was amended to provide that, irrespective of the foregoing, the Rights would not become exercisable, and the holders thereof would not have the rights described in this paragraph, by reason of the Merger Agreement, the Stockholder Agreement (described below) and the Offer and the consummation of the transactions contemplated thereby and that, upon purchase of the Shares and acceptance for payment therefor pursuant to the Offer, the Rights will no longer be outstanding.

STOCKHOLDER AGREEMENT

    The Parent and certain executive officers and directors of the Company (the "Tendering Stockholders"), including Jack Twyman, Chairman of the Board and Chief Executive Officer of the Company, beneficially owning approximately 5.2% of the Shares have entered into a Stockholder Agreement, which provides that, not later than the fifth business day after commencement of the Offer, each Tendering Stockholder will tender pursuant to the Offer all of the Shares owned of record or beneficially by such Stockholder. The Parent's obligation under the Stockholder Agreement to accept for payment and pay for Shares in the Offer, including the Shares beneficially owned by such Tendering Stockholders, is subject to the terms and conditions of the Offer. If the Merger Agreement is terminated, the Offer is terminated without the purchase of Shares thereunder or at least a majority of the total outstanding Shares are not validly tendered upon termination of the Offer, the Shares tendered under the Offer pursuant to the

                                       2
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Stockholder Agreement by each Tendering Stockholder shall be returned to such
Stockholder. During the term of the Stockholder Agreement, and except as otherwise provided therein or with the prior written consent of the Parent, each Tendering Stockholder may not (i) sell, pledge or otherwise dispose of any of its Shares, (ii) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, or
(iv) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of such Shares.

    The Stockholder Agreement requires each Tendering Stockholder to abide by the terms of the non-solicitation provisions of the Merger Agreement set forth in the description of the Merger Agreement in the Schedule 14D-1. The Stockholder Agreement will terminate upon the earlier to occur of: (i) the termination of the Merger Agreement and (ii) December 31, 1996.

CERTAIN CONFLICTS

    AMENDMENT TO EMPLOYMENT AGREEMENTS

    In 1976, the Company entered into an employment agreement with Mr. Twyman. That employment agreement was amended in 1981, at which time the Company also entered into an employment agreement with Mr. Demos, the Company's Vice Chairman, Secretary and General Counsel (Mr. Twyman's and Mr. Demos' employment agreements are referred to collectively as the "Employment Agreements"). Mr. Twyman's employment agreement provides that if he is not continued as Chairman of the Board and Chief Executive Officer during the term of the agreement, or if the stockholders fail to re-elect him as a director, he has the right to terminate the agreement and to receive his prevailing base salary for the full term of the remainder of the agreement. Mr. Demos' employment agreement is similar to Mr. Twyman's agreement and provides Mr. Demos with the right to terminate the agreement and receive his then prevailing base salary if he is not continued until the expiration date of the agreement in the same capacity he held at the time the agreement was entered into or if the stockholders of the Company fail to re-elect him as a director of the Company. The Employment Agreements have been amended so that, effective upon the date the Purchaser purchases any Shares pursuant to the Offer or, if no Shares are purchased pursuant to the Offer prior to the Merger, the date that the Merger is completed (such effective date being the "Payment Date"), the amounts to which said officers are entitled to through the end of the respective termination dates of the Employment Agreements (March 2, 1998 for Mr. Demos and March 2, 1999 for Mr. Twyman) will be accelerated so that the Company shall pay to said officers the sum of: (i) the amount of all unpaid salary benefits accrued under the Employment Agreement through the Payment Date not previously paid, and (ii) an amount equal to full base salary for the period from the Payment Date through the date the Employment Agreements would have been otherwise terminated, determined without discount. Upon such payment, the Employment Agreements shall terminate with no further obligation or liability of either party thereunder. In the event that the Merger Agreement is terminated for any reason prior to the Payment Date, the above described amendment thereupon shall terminate and be of no further force or effect.

    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

    In July, 1988, the Company implemented a non-qualified supplemental executive retirement plan ("SERP") which is available to certain officers designated as participants by the Board of Directors and provides for retirement benefits that participants would be entitled to receive under the Company's qualified retirement plan were it not for limitations imposed by the Employment Retirement Income Security Act of 1974 and federal tax law. Benefits under the SERP are payable to the participants and their spouses in the same manner and at the same time as benefits are payable under the Company's qualified retirement plan. These benefits aggregated approximately $2.2 million and $2 million at August 31, 1996 and August 26, 1995, respectively. The Company has established a grantor trust to provide funding for the benefits payable under the SERP. The trust is irrevocable and, with certain exceptions, the assets contributed to the trust can only be used to pay such benefits.

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    Upon a change in control, such as the acquisition of Shares pursuant to the
Offer, the SERP requires that the Company contribute to the grantor trust the amount required to make the assets in the trust equal to the present value of benefits payable to each executive participating in the SERP. The contribution must be made as soon as possible, but not later than 30 days, after the change in control and is based on the greater of (i) the present value of benefits determined as though the executive terminated employment on the date of the change in control and began immediate payments from the Company's tax qualified pension plan, or (ii) the present value of benefits determined as if the executive continued employment at his highest level of compensation until normal retirement age under the Company's tax qualified pension plan.

    The SERP and grantor trust also provide that the trustee of the trust must, within 60 days after the change in control, purchase group or individual annuity contracts guaranteeing the payment of each participating executive's accrued benefit under the SERP, determined as of the date of the change in control.

    In addition, the SERP and grantor trust provide that, within 30 days after the end of each calendar year after a change in control, the trustee of the Trust must purchase an additional amount of annuity equal to the additional benefit accruing to each participant under the SERP during such calendar year or, if less, the amount accrued since the change in control. The trustee of the Trust will own the annuity contract(s) described above.

    Effective October 8, 1996, the SERP was amended to provide that each particant's accrued benefit under the SERP, determined as of any date after a change in control, shall not be less than the participant's accrued benefit on the date of that change in control.

    STOCK OPTIONS

    As of October 8, 1996, the current directors and executive officers of the Company as a group held stock options granted under the Company's 1978 Stock Option Plan and the 1986 Stock Option Plan (collectively, the "Plans") to purchase an aggregate of 187,277 Shares. In all, options to purchase an aggregate of 197,277 Shares at exercise prices ranging from $9.92 to $18.125 per Share were outstanding at such date under the Plans. As permitted by the Merger Agreement, the Company intends, effective upon completion of the Offer, to pay to each holder of outstanding options to purchase Shares ("Stock Options") an amount equal to the excess of the Merger Consideration over the per share exercise price of such Stock Options held by such holder multiplied by the number of Shares then exercisable pursuant to such Stock Options in exchange for the surrender and cancellation of such Stock Options. Also, as permitted by the Merger Agreement, the Company has accelerated the exercisability or vesting of such Stock Options effective upon completion of the Offer. At the effective time of the Merger, any Stock Options which the holder thereof has not exercised in full or surrendered for cancellation shall terminate.

CONFIDENTIALITY AGREEMENT

    The following is a summary of certain provisions of the Confidentiality Agreement dated February 29, 1996 between the Company and the Parent (the "Confidentiality Agreement") filed as Exhibit 9 hereto. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, the Parent has agreed, among other things, to keep confidential certain nonpublic information of the Company furnished to the Parent (the "Confidential Information"). The Parent and the Company have agreed to maintain the confidentiality of any discussions or negotiations concerning the Merger and the Parent has agreed upon request of the Company, to redeliver or destroy the Confidential Information. The Parent has also agreed that for a period of two years from the date of the Confidentiality Agreement that it and its affiliates shall not in any manner acquire or make any proposal to acquire any securities or property of the Company, other than property transferred in the ordinary course of business, unless the acquisition or the making of such proposal has been approved in advance by the Company's Board of Directors.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    The Merger Agreement was approved by the Boards of Directors of both companies at meetings held on October 8, 1996. The Company, Purchaser and Parent executed the Merger Agreement on October 8, 1996 and issued press releases announcing such execution on such date.

    Beginning in 1994, Jack Twyman had informal discussions with certain members of the Company's Board of Directors concerning the long-term prospects of the Company, including its competitive position in its markets, and concluded that in light of the consolidation taking place within the industry, the Company, in order to remain competitive, would be required to either undertake an aggressive acquisition campaign or consider being acquired by a competitor. It was subsequently determined that the Company's lack of experience in operating retail stores would significantly hinder its ability to successfully undertake and implement an acquisition program due to the ever increasing importance of retail operations in the industry. Thus it became apparent that the most attractive option for the Company would be for it to be acquired by another company in the wholesale/retail grocery business. During the course of 1995 and 1996, the Company had discussions with most of the major wholesale/retail grocery companies in the industry to determine levels of interest in the acquisition of the Company.

    On January 16, 1996, Dr. Thomas S. Haggai, a member of the Company's Board of Directors, approached Mr. Alfred N. Flaten, the President and Chief Executive Officer of the Parent, to determine whether the Parent was interested in exploring the possibility of acquiring the Company. Mr. Flaten indicated he was receptive to exploring such a transaction.

    On January 22, 1996, Mr. Twyman telephoned Mr. Flaten to introduce himself and the parties began to discuss the possibilities of a business combination between the Company and the Parent. Based upon the preliminary information available to the parties, both believed that the Parent and the Company would be a good strategic fit because of the different geographic markets served by the companies. These discussions were preliminary and no decisions or commitments were made, but it was agreed that discussions would continue. Mr. Flaten and Mr. Twyman maintained regular contacts from that time to the date hereof.

    On February 29, 1996, the Company and the Parent executed the Confidentiality Agreement discussed in Item 3 above. Following the execution of the Confidentiality Agreement, Messrs. Flaten and Twyman spoke briefly concerning the possible benefits of a business combination between the Parent and the Company, and Mr. Twyman indicated that the Company would forward various confidential information concerning the Company to the Parent for evaluative purposes. From approximately the middle of March through early April 1996, representatives of the Parent received and reviewed confidential information concerning the Company and requested additional information from the Company.

    On March 25, 1996, another company within the wholesale/retail grocery industry called Mr. Twyman to explore the possible purchase of the Company, and that conversation led to representatives of that company visiting the Company's distribution centers on July 15 and July 16, 1996.

    On May 16, 1996, executives of the Company met with executives of the Parent in Chicago to have more in-depth discussions.

    Due diligence meetings were held in Cincinnati on July 23 and 24, 1996 at the offices of Arthur Andersen LLP, the Company's accountants. Representatives of KPMG Peat Marwick LLP and Piper Jaffray Inc., advisors to the Parent, were also present at those meetings.

    Throughout August and early September 1996, representatives of the Parent and the Company continued to discuss various due diligence matters and potential synergies that might arise from a business combination.

    On August 21, 1996, the Company received from the other company interested in acquiring the Company a proposal to acquire all of the Company's outstanding Shares for a cash price that was substantially below the offer price later submitted by the Parent.

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    On August 28, 1996, the Company engaged Lazard Freres & Co. LLC ("Lazard
Freres") to render the opinion described below.

    On September 4, 1996, at the offices of Lazard Freres representatives of the Parent made a presentation to the Company concerning the various financial and valuation analysis undertaken by Parent, the conclusion of which was that the Parent considered a price of $15.10 per Share to be fair to the respective parties. In response, Mr. Twyman proposed a price of $16.00 per share. The parties agreed to continue discussions and the Company informed the Parent that it should be prepared to present a final offer to the Company.

    On September 16, 1996, Mr. Twyman, John Demos and a representative from the Company's outside legal advisors, met with members of the Parent's senior management and the Parent's outside legal advisors to discuss the proposed acquisition in more detail. Following that meeting, Mr. Twyman met with representatives of certain financial institutions invited by the Parent to attend an informational meeting for the purpose of obtaining proposals for the financing of a possible acquisition of the Company.

    On September 19, 1996, Mr. Flaten and Mr. Twyman met and discussed various aspects of the possible acquisition, including pricing, the structure of the transaction, various employee and severance issues and various due diligence matters. At that meeting, Mr. Flaten indicated that he would be willing to recommend to the Board of Directors of the Parent an all cash offer to purchase all of the outstanding Shares at a price of $15.50 per Share, conditioned upon the Company's grant of certain break-up fees and other lock-up arrangements to the Purchaser. Over the next several days Mr. Twyman and Mr. Flaten each agreed to recommend to their respective Boards of Directors that the Company and the Parent enter into an Agreement and Plan of Merger providing for the acquisition of all outstanding Shares at a price of $15.50 per share.

    In late September, the competing offeror presented Mr. Twyman an all cash offer which was higher than its initial proposal, but less than $15.50 per share. Mr. Twyman informed the chief executive officer of the competing offeror that its offer was inadequate.

    On October 2, 1996, the Company's Board of Directors received a report from Mr. Twyman concerning discussions with potential acquirors and discussed the Parent's proposal. At that meeting, a representative of the Company's outside legal advisor was present along with representatives of Lazard Freres. Information was presented regarding, among other things, the Company's results of operations for the fiscal year ended August 31, 1996, developments in the industry, contacts with other companies considering the Company's acquisition, other background information, legal considerations, and the terms of the proposed Merger. Lazard Freres also made a presentation described below.

    Following the October 2 meeting, Mr. Twyman again advised the competing offeror that its offer was inadequate, and suggested that a final written offer be submitted. By letter dated October 3, 1996 and received October 4, 1996, the competing offeror raised its offer; however that offer was less than $15.50 per share.

    On October 8, 1996, the Company's Board of Directors met and after further discussion and analysis, unanimously approved the Merger Agreement, the Offer and the Merger, and determined that the Merger Agreement and the terms of each of the Offer and the Merger are fair to, and in the best interests of the Company's stockholders. The Company's Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender all of their Shares in the Offer.

    In reaching its conclusions and the recommendations described above, the Board of Directors considered a number of factors including, without limitation, the following:

        (i) the terms and conditions of the Offer, the Merger and the Merger Agreement;

        (ii) that the $15.50 per Share tender offer price represents a premium of approximately 38% over the $11.25 closing price of the Shares on the New York Stock Exchange ("NYSE") on October 7, 1996, the last trading day prior to the public announcement of the execution of the Merger Agreement;

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       (iii) the Company's business, financial condition and future prospects in light of the Company's not having any experience in operating retail grocery stores, and current conditions in its industry, in light of recent consolidations;

        (iv) the presentation of Lazard Freres to the Board at its meeting on October 2, 1996 and confirmed by Lazard Freres to the Board at its meeting on October 8, 1996, as to various financial matters deemed relevant to the Board's consideration, including, among other things, (a) an analysis of certain historical business and financial information relating to the Company, (b) a review of various financial forecasts and other data provided to Lazard Freres by the Company, (c) an analysis of the offer price as a multiple of various measures of the Company's operating performance, (d) a review of the historical prices and trading volumes of the Shares, (d) a review of public information with respect to certain other companies in lines of business Lazard Freres believed to be generally comparable to the business of the Company, (f) a discounted cash flow valuation of the Company, (g) a private market valuation of the Company, and (h) a review of the financial terms of certain business combinations involving companies in lines of business Lazard Freres believed to be generally comparable to those of the Company, and in other industries generally;

        (v) the written opinion, dated October 8, 1996, of Lazard Freres to the Board that, based upon and subject to various considerations and assumptions set forth therein, the proposed $15.50 per Share cash consideration to be received by the stockholders of the Company in connection with the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. A copy of the opinion rendered by Lazard Freres to the Board of Directors of the Company, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Lazard Freres in arriving at its opinion, is attached as Exhibit 3 hereto and incorporated herein by reference;

        (vi) that the Offer is not subject to a financing condition; and

       (vii) the terms of the competing offer to acquire the Company.

    THE COMPANY'S STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE LAZARD FRERES OPINION IN ITS ENTIRETY.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company has retained Lazard Freres pursuant to the terms of a Letter Agreement dated August 28, 1996, to render an opinion as to the consideration to be received by the Company's stockholders pursuant to the Merger Agreement from a financial point of view. The Company agreed to pay Lazard Freres a fee of $400,000 upon the consummation of the Merger. The Company also agreed to reimburse Lazard Freres for its out-of-pocket expenses, including the fees and expenses of its legal counsel, regardless of whether the Merger is consummated, and to indemnify Lazard Freres for certain liabilities arising out of, related to, or in connection with Lazard Freres' engagement.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to any stockholders on its behalf concerning the Offer or the Merger.

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ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them, except for those Shares which, if tendered, would cause such persons to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) On October 8, 1996, the Board of Directors authorized the Company's management, after consulting with the Company's legal advisors and Lazard Freres, to enter into the Merger Agreement. Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) a material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    To the best of the Company's knowledge, no additional information is required.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    (1) Agreement and Plan of Merger, dated as of October 8, 1996, among the Company, Parent and Purchaser.

    (2) Letter to stockholders of the Company dated October 9, 1996.*

    (3) Opinion of Lazard Freres & Co. LLC dated October 8, 1996.*

    (4) Text of Press Release dated October 8, 1996.

    (5) Stockholder Agreement dated as of October 8, 1996 among the Parent, Purchaser and Tendering Stockholders.

    (6) First Amendment to Rights Agreement.

    (7) Amendment to Employment Agreement of Jack Twyman.

    (8) Amendment to Employment Agreement of John Demos.

    (9) Confidentiality Agreement between the Company and the Parent dated February 29, 1996.

    (10) Amendment 2 to the Company's Supplemental Executive Retirement Plan.

    (11) Text of Press Release dated October 9, 1996.

------------------------

*Included in copies mailed to Stockholders.

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
                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 1996                    By:           /s/ JACK TWYMAN
                                            ------------------------------------

                                              Name: Jack Twyman

                                              CHAIRMAN OF THE BOARD AND
                                            CHIEF EXECUTIVE OFFICER

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